Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address:

Sol Strategies Inc. (“Sol Strategies” or the “Company”)
217 Queen Street West, Suite 401
Toronto, Ontario M5V 0R2

Item 2 - Date of Material Change:

January 2, 2026

Item 3 – News Release:

The news release attached hereto as Schedule A with respect to the material change referred to in this report was disseminated through Cision on January 2, 2026 and a copy has been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4 – Summary of Material Change:

The Company has entered into a Controlled Equity OfferingSM sales agreement (the “Sales Agreement”) providing for an at-the-market equity offering program (the “Offering”) with Cantor Fitzgerald & Co. (“Cantor U.S.”), Cantor Fitzgerald Canada Corporation (the “Canadian Agent” and together with Cantor U.S., the “Lead Agents”), and Roth Capital Partners, LLC (“Roth” and together with Cantor U.S., the “U.S. Agents” and individually, a “U.S. Agent”) (collectively, the “Agents” and individually, an “Agent”).

The Offering will allow the Company, through the Lead Agents, to offer and sell from time to time up to US$50 million of common shares of the Company (the “Offered Shares”) in the United States and Canada.  Sales of the Offered Shares, if any, are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) or “at-the-market offerings” as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, including sales made by the Canadian Agent directly on the Canadian Securities Exchange (the “CSE”) or by any U.S. Agent directly on the Nasdaq Global Select Market (“NASDAQ”), or any other recognized trading market for the Offered Shares in Canada and/or the United States. The Offering will be in effect until the earliest of US$50 million of Offered Shares are offered and sold, the expiry of the Canadian Base Shelf Prospectus (as defined below), or the termination of the Sales Agreement in accordance with its terms.

The Offering is being made concurrently in all provinces and territories in Canada under the terms of a prospectus supplement dated January 2, 2026 (the “Canadian Prospectus Supplement”) to the Company’s base shelf prospectus dated November 14, 2025 (the “Canadian Base Shelf Prospectus”), and in the United States under the terms of a prospectus supplement dated January 2, 2026 (the “U.S. Prospectus Supplement”) to the Company’s base shelf prospectus dated November 14, 2025 (the “U.S. Base Shelf Prospectus”) which is contained in the Company’s registration statement on Form F-10, as amended (File No. 333-291660), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and the Canadian Base Shelf Prospectus are available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca and the U.S. Prospectus Supplement and the U.S. Base Shelf Prospectus are available on the SEC’s website at www.sec.gov.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

Please see news release attached hereto as Schedule A.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 11.2(2) of National Instrument 81-106:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Doug Harris, Chief Financial Officer

416-480-2488

doug@solstrategies.io

Item 9 – Date of Report:

January 2, 2026

SCHEDULE A

(See attached)

SOL STRATEGIES ANNOUNCES AT-THE-MARKET OFFERING

TORONTO, January 2, 2026, - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) (“SOL Strategies” or the “Company”), a company dedicated to growing and building the Solana Economy, today announces that it has entered into a Controlled Equity Offering℠ sales agreement (the “Sales Agreement”) providing for an at-the-market equity offering program (the “Offering”) with Cantor Fitzgerald & Co. (“Cantor U.S.”), Cantor Fitzgerald Canada Corporation (the “Canadian Agent” and together with Cantor U.S., the “Lead Agents”), and Roth Capital Partners, LLC (“Roth” and together with Cantor U.S., the “U.S. Agents” and individually, a “U.S. Agent”) (collectively, the “Agents” and individually, an “Agent”).

The Offering will allow the Company, through the Lead Agents, to offer and sell from time to time up to US$50 million of common shares of the Company (the “Offered Shares”) in the United States and Canada. Sales of the Offered Shares, if any, are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”) or “at-the-market offerings” as defined in Rule 415 under the U.S. Securities Act of 1933, as amended, including sales made by the Canadian Agent directly on the Canadian Securities Exchange (the “CSE”) or by any U.S. Agent directly on the Nasdaq Global Select Market (“NASDAQ”), or any other recognized trading market for the Offered Shares in Canada and/or the United States. The Offering will be in effect until the earliest of US$50 million of Offered Shares are offered and sold, the expiry of the Canadian Base Shelf Prospectus (as defined below), or the termination of the Sales Agreement in accordance with its terms.

The Agents are not required to sell any specific number or dollar amount of Offered Shares but will use their commercially reasonable efforts to sell, on the Company’s behalf, all of the Offered Shares requested to be sold by the Company. The Company may instruct the Agents not to sell Offered Shares if the sales cannot be achieved at or above the price designated by the Company. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the Offering amount set out above, or none at all.

The CSE and NASDAQ have been notified of the Offering.

The Offering is being made concurrently in all provinces and territories in Canada under the terms of a prospectus supplement dated January 2, 2026 (the “Canadian Prospectus Supplement”) to the Company’s base shelf prospectus dated November 14, 2025 (the “Canadian Base Shelf Prospectus”), and in the United States under the terms of a prospectus supplement dated January 2, 2026 (the “U.S. Prospectus Supplement”) to the Company’s base shelf prospectus dated November 14, 2025 (the “U.S. Base Shelf Prospectus”) which is contained in the Company’s registration statement on Form F-10, as amended (File No. 333-291660), filed with and declared effective by the United States Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and the Canadian Base Shelf Prospectus are available on the SEDAR+ website maintained by the Canadian Securities Administrators at www.sedarplus.ca and the U.S. Prospectus Supplement and the U.S. Base Shelf Prospectus are available on the SEC’s website at www.sec.gov.

Copies of the Canadian Prospectus Supplement and the accompanying Canadian Base Shelf Prospectus relating to the Offering of the Offered Shares may be obtained for free from Cantor Fitzgerald Canada Corporation, Attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, via email at ecmcanada@cantor.com. Copies of the U.S. Prospectus Supplement and the accompanying U.S. Base Shelf Prospectus relating to the Offering of the Offered Shares may be obtained for free from Cantor Fitzgerald & Co., Attention: Capital Markets, 110 East 59th Street, 6th floor, New York, New York 10022, via email at prospectus@cantor.com, or from Roth Capital Partners, LLC, 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660, via telephone at (800) 678-9147.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor will there be any sale of these securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state or jurisdiction.

About SOL Strategies

SOL Strategies Inc. (CSE:HODL) (NASDAQ:STKE) is a Canadian investment company that operates in blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable decentralized applications.

Investor Contact:

Doug Harris, Chief Financial Officer

416-480-2488

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Cautionary Note Regarding Forward-Looking Information:

Neither the CSE nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. Forward-looking information can also be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved”.

Forward-looking statements in this news release include statements regarding potential future sales of the Offered Shares in the Offering. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. Factors that could cause actual results to differ materially from those contemplated or implied by the statements in this news release are described in the section entitled “Risk Factors” in the Canadian Prospectus Supplement and the accompanying Canadian Base Shelf Prospectus, the U.S. Prospectus Supplement and the accompanying U.S. Base Shelf Prospectus, the Company’s most recent Annual Information Form, and the Company’s other public disclosure documents, which are available under the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the “Foundation”), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.